ENVOY REVERSE SPLIT ON HOLD

Tuesday, June 17, 2003 – Envoy Communications Group Inc. (NASDAQ: ECGI; TSE: ECG), announced today that, due to the pending rule changes to The Nasdaq SmallCap Market listing standards, and specifically, the proposed elimination of the US$1.00 minimum bid price to maintain The Nasdaq SmallCap Market listing, it may not be necessary for Envoy to implement a reverse split of its common shares.

As a result of this rule, the minimum bid price of Envoy’s shares would have had to close at US$1.00 or more for a minimum of 10 consecutive trading days before June 16, 2003 to avoid a decision by NASDAQ to delist its shares. Envoy elected not to implement the reverse split of its shares before June 16, 2003 in anticipation of the proposed minimum bid rule change. Because the minimum bid rule has not yet been changed, Envoy will appeal the decision to delist its shares on the basis of the previously approved 1 for 15 reverse split of its shares, as well as the fact that Envoy meets all other requirements of The Nasdaq SmallCap Market necessary for the continued listing of its shares.

The improvement in Envoy’s stock price since its shareholders’ meeting in March of this year (at which the 1 for 15 reverse split was approved) would allow for a reverse split of its shares at a rate significantly less than the previously approved 1 for 15 rate. In order to reduce the impact of a 1 for 15 reverse split, Envoy has set August 14, 2003 as the date for a special meeting of its shareholders to authorize the directors to establish the appropriate rate for the reverse split in place of the 1 for 15 reverse split previously approved by the shareholders. In anticipation of obtaining the necessary shareholder approval, Envoy will also ask the NASDAQ appeal panel to allow its appeal based, in the alternative, on a rate for the reverse split determined by Envoy’s board of directors.

If the minimum US$1.00 bid price rule is eliminated during the appeal period, Envoy will ask the appeal panel to allow its appeal on the grounds that Envoy will then be in compliance with the continued listing requirements of The Nasdaq SmallCap Market. If the appeal is allowed on the basis of the rule change, Envoy will not implement a reverse split for the purpose of maintaining its listing on The Nasdaq SmallCap Market.

Envoy’s President and CEO, Geoff Genovese stated “The reverse split is not in the best interest of our shareholders at this time and will only be implemented if there is no other alternative available to the Company to maintain its NASDAQ listing”.

About Envoy

Envoy Communications Group (NASDAQ: ECGI/TSE:ECG) is an international consumer and retail branding company with offices throughout North America and Europe. For more information on Envoy visit www.envoy.to.

Cautionary Statement

Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E(i)(1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy’s services, changes in competition, the ability of Envoy to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy that Envoy’s plans and objectives will be achieved.

For further information, please call:
Envoy Communications Group Inc.
Contact: Geoffrey Genovese
Tel: (416) 593 1212
Or contact our investor relations department at:
CitiCap Communication Corp.
Contact: Linda Mitropoulos
Tel: (604) 732-6127
E-Mail: linda@citicap.com